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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Insteel Industries, Inc.

(Name of Issuer)

COMMON STOCK (No Par Value)

(Title of Class of Securities)

45774W108

(Cusip Number)

Howard O. Woltz, Jr.
H.O. Woltz III
1373 Boggs Drive
Mount Airy, NC 27030
Telephone No. 336-786-2141

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45774W108			Page 2 of 6

1.	Name of Reporting Person: Howard O. Woltz, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 356,734

		8.	Shared Voting Power: 94,410

		9.	Sole Dispositive Power: 356,734

		10.	Shared Dispositive Power: 94,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒306,309 shares beneficially owned by spouse

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45774W108			Page 3 of 6

1.	Name of Reporting Person: H.O. Woltz III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 455,327

		8.	Shared Voting Power: 1,000

		9.	Sole Dispositive Power: 455,327

		10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 456,327

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): IN

     • This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on September 27, 1985 with the Securities and Exchange Commission (the “SEC”) by Howard O. Woltz, Jr., as previously amended by Amendment No. 1 thereto filed with the SEC on July 7, 1999, Amendment No. 2 thereto filed with the SEC on December 13, 2000 and Amendment No. 3 thereto filed with the SEC on November 8, 2004 (such Schedule 13D as previously amended, the “Schedule 13D”), with respect to shares of Common Stock (No Par Value) ( the “Common Stock”), of Insteel Industries, Inc., a North Carolina corporation (the “Issuer”). The purpose for the filing of this Amendment No. 4 is to update the reported holdings of the Issuer’s Common Stock by Howard O. Woltz, Jr. and his son H. O. Woltz III (the “Reporting Persons”). There is no agreement among the Reporting Persons with respect to the voting or disposition of their shares of the Issuer’s Common Stock.

Item 1. Security and Issuer.

     This Schedule 13D relates to the Common Stock of the Issuer, a North Carolina corporation having its principal executive offices at 1373 Boggs Drive, Mount Airy, North Carolina 27030.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of the Reporting Persons.

     (a) - (c) The business address of Howard O. Woltz, Jr. is 1373 Boggs Drive, Mount Airy, NC 27030. The present principal occupation/employment of Howard O. Woltz, Jr. is Chairman of the Issuer.

     The business address of H. O. Woltz III is 1373 Boggs Drive, Mount Airy, NC 27030. The present principal occupation/employment of H. O. Woltz III is Chief Executive Officer, President of the Issuer.

     The address of the Issuer’s principal business office is 1373 Boggs Drive, Mount Airy, NC 27030.

     (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Howard O. Woltz, Jr. has sole voting and dispositive power of (i) 356,603 shares owned directly, and(ii) 131 shares allocated to Mr. Woltz, Jr. in the Issuer’s Retirement Savings Plan. Howard O. Woltz, Jr. acquired 123,381 shares of the directly owned shares as his pro-rated portion of the shares held by IC Liquidating Corporation, of which he was a shareholder, which were distributed in January 1986. The shares allocated to Howard O. Woltz, Jr. in the Issuer’s Retirement Savings Plan were purchased with funds of the Company under a matching provision of the plan. The remainder of the shares owned directly by Howard O. Woltz, Jr. were purchased with personal funds or through the exercise of stock options.

     H.O. Woltz III has sole voting and dispositive power with respect to (i) 343,945 shares owned directly, (ii) 97,800 shares held in a custodial account for the benefit of his children, and (iii) 13,582 shares allocated to Mr. Woltz under the Issuer’s Retirement Savings Plan. The shares referred to in clauses (i) and (ii) above were purchased with personal funds, received as a gift, or obtained through the exercise of stock options. The shares allocated to H.O. Woltz III under the Issuer’s Retirement Savings Plan were purchased with funds of the Company under a matching provision of the plan.

Item 4. Purpose of Transaction.

     (a) Other than occasional gifts and other transactions among family members and exercises of stock options and sales of Common Stock to cover exercise costs and tax liabilities associated therewith, (i) the Reporting Persons intend to hold for investment the shares of Common Stock of the Issuer that they own and (ii) the Reporting Persons have no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserve the right to buy or sell from time to time.

     (b) - (j) The Reporting Persons do not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to change the board of directors or management of the Issuer, (iii) to make any material change in the present capitalization or dividend policy of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (viii) any action similar to any of those described in this Item 4.

Item 5. Interest in Securities of the Issuer.

     (a) 907,471 shares of Common Stock of the Issuer are owned beneficially by the Reporting Persons, constituting 9.8% of such shares outstanding.

     (b) Number of shares as to which such persons have:

     (i) sole power to vote or to direct the vote — 812,061(1)

     (ii) shared power to vote or to direct the vote — 95,410 (2)

     (iii) sole power to dispose of or to direct the disposition of - 812,061 (1)

     (iv) shared power to dispose of or to direct the disposition of 95,410 (2)

(1)	Howard O. Woltz, Jr. beneficially owns 451,144 shares (4.9%) of the Issuer’s Common Stock. Howard O. Woltz, Jr. has sole voting and dispositive power over 356,734 shares of Common Stock, as described under Item 3. Howard O. Woltz, Jr. disclaims beneficial ownership of 306,309 shares owned directly by his wife, Joan Moore Woltz, and these shares are not included in the voting or dispositive shares or the aggregate amount beneficially owned.

The son of Howard O. Woltz, Jr., H. O. Woltz III, beneficially owns 456,327 shares (4.9%), of the Issuer’s Common Stock, as described under Item 3.

(2)	This amount does not include shares held by M&I Trust Company as Trustee under the Retirement Savings Plan of the Issuer for its employees for the benefit of employees other than the Reporting Persons. Shares held by the Trustee under the Issuer’s Retirement Savings Plan for the benefit of the Reporting Persons are included in Items (5)(b)(i)-(iv) above. Shares held under the Retirement Savings Plan of the Issuer are voted by the Trustee in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustee voting instructions, his or her shares are generally voted by the Trustee in accordance with the recommendations of the Issuer’s Board of Directors to its shareholders. Because the Reporting Persons are executive officers, directors and are among the largest shareholders of the Issuer, they may be deemed to have the capacity to control any such recommendation of the Issuer’s Board of Directors.

Howard O. Woltz, Jr. shares voting and dispositive power with respect to 72,919 shares held in trust for the benefit of Howard O. Woltz, Jr. with Wachovia National Bank, Fiduciary Operations NC-1060, Charlotte, NC 28288. Howard O. Woltz, Jr. also shares voting and dispositive power with respect to 21,149 shares that are owned by a family partnership of which Howard O. Woltz, Jr. and his wife, Joan Moore Woltz are general partners.

H.O. Woltz III shares voting and dispositive power of 1,000 shares owned directly by his wife, Agnes M. Woltz, and these shares are included in the voting or dispositive shares or the aggregate amount beneficially owned by H. O. Woltz III.

     (c) In the past 60 days, the Reporting Persons have tnot engaged in any transactions in the Issuer’s Common Stock except as set forth below:,

Howard O. Woltz, Jr.

Date	Transaction	No. of Securities	Price
11/30/04	Exercise of Stock Options	151,207	$.35-$9.1875

11/30/04	Swap of options to pay exercise price	35,101	$20.86

12/7/04-12/9/04	Sale of Common Stock	70,500	$17.00-$17.3239

H. O. Woltz III

Date	Transaction	No. of Securities	Price
12/1/04	Exercise of Stock Options	39,040	$5.25-$8.375

12/1/04	Swap of Options to Pay Exercise Price	15,670	$19.24

12/7/04-12/10/04	Sale of Common Stock	54,990	$16.52-$17.97

     (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 306,309 shares (3.3%) of Common Stock owned by Howard O. Woltz, Jr.’s spouse, Joan Moore Woltz (as to which beneficial ownership is disclaimed), and 1,000 shares (less than 0.1%) of Common Stock owned by H. O. Woltz III’s spouse, Agnes P. Woltz. However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule 13D is filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     This statement on Schedule 13D is being filed on behalf of the Reporting Persons because they could be deemed to be a group for purposes of Rule 13d-1(c) and this statement on Schedule 13D even though there is no agreement between or among them with respect to the purchase, sale or retention of the Issuer’s Common Stock.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Agreement between Howard O. Woltz, Jr. and H. O. Woltz III with respect to the filing of this Amendment No. 4 on Schedule 13D.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 15, 2004	/s/ Howard O. Woltz, Jr.
Howard O. Woltz, Jr.

/s/ H.O. Woltz III
H. O. Woltz III

EXHIBIT INDEX

Exhibit 1	Agreement between Howard O. Woltz, Jr. and H. O. Woltz III with respect to the filing of this Amendment No. 4 on Schedule 13D.